MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

The following discussion and analysis should be read in conjunction with the unaudited consolidated interim financial statements of the Company for the quarter ended March 31, 2005, including the related notes therein, the audited consolidated financial statements, prepared in accordance with Canadian generally accepted accounting principles (“GAAP”) for the year ended December 31, 2004, and the Management’s Discussion and Analysis of Financial Operations section of the Company’s 2004 Annual Report. The Company’s unaudited consolidated interim financial statements have been prepared in accordance with GAAP.

This discussion includes forward-looking statements made by management that involve uncertainties and risks, including those discussed herein and as described in the “Risk Factors” section of our Annual Information Form. Such forward-looking statements should be given careful consideration and undue reliance should not be placed on these statements. Our actual results may differ materially from those contained in any forward-looking statements. Additional information relating to the Company, including its 2004 Annual Information Form, is available by accessing the SEDAR website at www.sedar.com. All amounts are expressed in Canadian dollars unless otherwise indicated.

This management discussion and analysis of financial condition and results of operations has been prepared as at May 27, 2005

OVERVIEW

Response Biomedical Corp. (“Response Biomedical” or “the Company”) develops, manufactures and sells diagnostic tests for use with its proprietary RAMP® System, a fluorescent immunoassay-based on-site diagnostic testing platform. The RAMP technology utilizes a unique method to account for sources of error inherent in conventional lateral flow immunoassay technologies, thereby providing the ability to quickly and accurately detect and quantify an analyte present in a liquid sample. Consequently, an end user on-site or in a point-of-care setting can rapidly obtain important diagnostic information. Response currently has nine RAMP tests available for environmental and clinical testing applications and the Company has plans to commercialize additional tests.

Revenues increased in all three of the Company’s product market segments, namely clinical, (2005 - $56,211, 2004 - $54,268), biodefense (2005 - $620,943, 2004 - $467,475) and environmental infectious diseases (West Nile Virus) (2005 - $112,369, 2004 - $106,185). Clinical product revenues did not increase significantly as a result of timing of shipments to the Company’s distributor in China and the U.S. direct sales efforts still being in early stage. The increased sales of biodefense and West Nile Virus products reflect growing acceptance of the Company’s products in these markets.

Revenue decreased from contract service fees (2005 - $7,294, 2004 - $181,208) primarily due to the timing of milestones required to recognize service revenues.

As at March 31, 2005, the Company had working capital of $1,833,265, no debt and a cash balance of $1,114,427. A US$1,000,000 line of credit was also fully available, which must be repaid by December 15, 2005. During the first quarter of 2005, the Company generated $109,900 in cash from the issuance of shares related to the exercise of options.

Operational milestones included the receipt of final clearance to market the Company’s Troponin I and CK-MB cardiac marker tests in China (January 2005), and Russia (January 2005).

RESULTS OF OPERATIONS

For the Quarter ended March 31, 2005 and 2004 Revenues and Cost of Sales

Revenues from product sales for the quarter ended March 31, 2005 were $789,523 as compared to $627,928 for the quarter ended March 31, 2004, an increase of 26%. For the first quarter of 2005, biodefense product sales were $620,943 compared to $467,475 in the first quarter of 2004, representing a 33% increase. The increase in biodefense product sales was primarily due to an increase in recurring revenues from a growing customer base and growing acceptance of the Company’s products following additional independent performance validation. Clinical cardiac product sales were $56,211 in the quarter ended March 31, 2005 compared to $54,268 in the first quarter of 2004, representing a 4% increase. Clinical product sales did not increase significantly due to timing of shipments to the Company’s Chinese distributor and the early stage of U.S. direct sales efforts. Sales of the Company’s West Nile Virus products were $112,369 for the quarter compared to $106,185 in the first quarter of 2004, representing an increase of 6%.

Revenues from contract service fees and collaborative research agreements for the quarter ended March 31, 2005 were $7,294 compared to $181,208 for the quarter ended March 31, 2004 representing a decrease of 96%. This decrease was primarily due to the timing of milestones required to recognize service revenues from the Company’s collaborations with 3M Co. and Shionogi & Co. Ltd. In addition, $130,000 in revenue was generated in the first quarter of 2004 from the Company’s collaboration with General Dynamics Canada Ltd. No work was performed on this project in the first quarter of 2005.

Cost of sales for the quarter ended March 31, 2005 was $375,331 compared to $332,269 for the quarter ended March 31, 2004. The increase corresponds to the Company’s increased sales. Cost of sales includes direct manufacturing labor and materials costs, and allocated overhead.

Gross margin for the quarter ended March 31, 2005 was 53% compared to 59% for the comparable quarter in 2004. This decrease in margin is primarily attributable to the different mix of product and service revenues. Service revenues generally result in higher margins. In addition, during the first quarter of 2004, the Company recognized unearned revenue of $51,208 due to the expiry of a prior research and development contract. Going forward, the Company expects gross margin to benefit from improved economies of scale and further process improvements as the Company scales up and automates its manufacturing operations.

Expenses

Research and development expenditures for the quarter ended March 31, 2005 increased to $660,099 from $369,086 for the quarter ended March 31, 2004, an increase of 79%. The increase reflects increased product validation, product enhancement and testing costs of $243,302.

Marketing and business development expenses totaled $698,213 during the quarter ended March 31, 2005 as compared to $226,993 for the same period in 2004, an increase of 207%. The increase was due to higher payroll and benefit costs, related primarily to the addition of sales and marketing staff ($282,606), the implementation of a revenue based commission plan ($23,805), and recruitment and training costs related to building a sales and marketing department for the clinical market ($102,280). Additionally, an increase in the number of conferences attended during the first quarter of 2005 to promote the Company’s biodefense and West Nile Virus products ($38,749) contributed to the increase.

General and administrative expenses increased to $400,763 for the quarter ended March 31, 2005 from $333,246 in the same period in 2004, an increase of 20%. This increase is partially the result of payroll and benefit costs related to the hiring of a full-time Chief Financial Officer for the 2005 period, the addition of a

Controller in the second quarter of 2004, and allocation of the Chief Operating Officer’s compensation to G&A as a corporate expense effective January 2005 ($63,716); timing effect on accrued vacation ($20,000) offset by a reduction in professional and legal fees ($29,092) relating to the Company’s registration with the U.S. Securities and Exchange Commission, and expenses required to support improved corporate communications activities.

Other Income/Expenses

For the quarter ended March 31, 2005 the Company recorded non-cash stock-based compensation of $228,432 compared to $221,875 for the quarter ended March 31, 2004. This expense represents the fair value of stock options granted using the Black-Scholes option-pricing model.

During the quarter ended March 31, 2005, interest expense and loan guarantee fees were $18,074 compared to $125,829 for the same period in 2004. The interest expense in 2005 included $17,970 (2004 - $105,424) of amortization expense on capitalized loan costs of $71,880. The $105,424 amortized in 2004 relates to loan costs capitalized in 2003. In the first quarter of 2005, the Company incurred, $nil (2004 - $20,405) in interest expense on the use of the line of credit facility and $104 (2004 - $nil) in miscellaneous interest expense.

During the quarter ended March 31, 2005, the Company earned interest income of $8,302 (2004 - $2) relating to funds on deposit.

Loss

For the quarter ended March 31, 2005, the Company reported a loss of $1,577,008 ($0.02 per share) compared to a loss of $750,504 ($0.01 per share) for the quarter ended March 31, 2004. The larger loss is primarily due to increased sales and marketing expenses incurred to build the Company’s customer base and sales funnel.

SUMMARY OF QUARTERLY RESULTS

The table below sets forth selected data derived from the Company’s unaudited consolidated interim financial statements prepared in accordance with Canadian generally accepted accounting principles for the eight previous quarters ended March 31, 2005.

	2005	2004	2004	2004	2004	2003	2003	2003
	Q1	Q4	Q3	Q2	Q1	Q4	Q3	Q2
Total Revenue	796,817	456,493	657,753	753,499	809,136	377,443	255,825	446,230
Loss	(1,577,008)	(1,965,811)	(1,113,240)	(1,109,420)	(750,504)	(1,072,434)	(1,172,724)	(893,120)
Loss per Share –
Basic and Diluted	($0.02)	($0.03)	($0.02)	($0.02)	($0.01)	($0.02)	($0.02)	($0.02)
Total Assets	3,297,073	4,544,784	2,212,921	1,690,666	1,541,212	1,181,334	1,070,806	1,214,004

Quarter to quarter variability and the general up-trend in revenues is driven primarily by three factors:

1.	The timing of achievement of services contract milestones and corresponding revenue recognition;

2.
Seasonality related to the demand for RAMP West Nile Virus Tests where the majority of the year’s sales occur in the second and third quarters with commercial sales of West Nile Virus products initiated in November 2003; and

3.
Generally increasing market acceptance of the Company’s products with 2004 being the first full year of sales for West Nile Virus products, the second full year for biodefense products and the initial launch of clinical products occurring internationally in mid 2004 and in the U.S. in January 2005.

The increase in total assets in the fourth quarter of 2004 relates to the closing of a private placement financing in December 2004.

The trend in rising losses is primarily the result of increasing sales and marketing expenditures, primarily to develop the clinical sales funnel and a general increase in infrastructure across all functions to support anticipated sales and partnering requirements.

LIQUIDITY AND CAPITAL RESOURCES

The Company has financed its operations primarily through equity and debt financings. To March 31, 2005 the Company has raised approximately $34.8 million from the sale and issuance, net of share issue costs, of equity securities.

During the three-month period ended March 31, 2005, the Company received net proceeds of $100,481 comprising $109,900 received from the exercise of stock options offset by $9,419 from unaccrued share issue costs relating to the private placement in December 2004.

The Company’s working capital position as of March 31, 2005 was $1,833,265, a decrease in working capital of $1,287,929 from the balance on December 31, 2004 of $3,121,194. During the three month period ended March 31, 2005, the Company relied on profit margin from sales of products and proceeds from the exercise of stock options.

During the first quarter of 2005, the Company incurred a loss of $1,577,008 versus a loss of $750,504 for the same period in 2004. Until the Company receives additional revenue from product sales, it will continue to fund its operations from a combination of the issuance of equity securities, contract service fees, revenues from collaborative research arrangements, use of its US$1 million line of credit, and possibly additional debt financing.

As at March 31, 2005, the Company had 6,335,917 warrants outstanding at exercise prices between $0.80 and $1.50 per share, which if fully exercised, would result in the receipt of approximately $7.5 million. The Company also had 8,020,250 stock options outstanding of which 6,455,713 were exercisable at prices between $0.27 and $1.27 per share and which, if fully exercised, would result in the receipt of approximately $3.7 million.

RISKS AND UNCERTAINTIES

Although Response Biomedical believes that there is a significant market opportunity for its diagnostic products, the markets for rapid on-site and point-of-care diagnostic tests are fragmented and still in their early stages of growth. Accordingly, there are a variety of risks that the Company will face in order to be successful. Significant efforts are being made by companies with greater resources than Response Biomedical to develop competing technologies and products. The success of Response Biomedical will depend upon the ability of the Company to demonstrate that the performance of its products exceeds that of competing tests. Additionally where relevant, the Company may be required to show that the results of its products are similar to more expensive laboratory-based products. For clinical testing applications, the Company requires a number of regulatory approvals to market its products, the most important being approval by the United States Food and Drug Administration. Although uncertain at this time, regulatory approvals could be required at some point in the future for the Company’s environmental testing products. The market for the Company’s products will also be influenced by competing technologies and the success of the Company’s business will be highly dependent on the degree of protection provided by its intellectual property. The Company must also obtain funding for the development and commercialization of its products on reasonable terms and must compete for capital with firms within the medical diagnostics industry as well as with firms in other sectors. The recruitment and retention of personnel skilled in product development and manufacturing is critical for the Company to achieve its objectives. The Company attempts to reduce business and product development risk through a number of different strategies. For example, the Company seeks to establish relationships with strategic partners to assist in the development, funding and marketing of some of the Company’s products. This allows Response Biomedical to focus on using its own resources to develop additional product candidates and exploit new applications for its technology, further enhancing the number of product opportunities available to the Company. Response Biomedical will also continue to review and wherever practical, expand upon its intellectual property portfolio to safeguard what the Company believes to be its technological competitive advantages.

The Company has had an ongoing need to raise additional funds to continue conducting its research and development programs and clinical trials, purchase capital equipment and commercialize its products. There can be no assurance that such funds will be available on favorable terms, or at all. If adequate funding is not available, the Company may be required to delay, reduce or eliminate one or more of its research or development programs or obtain funds through arrangements with corporate partners or others that may require the Company to relinquish greater or all rights to product candidates at an earlier stage of development or on less favorable terms than the Company would otherwise seek. Insufficient funding may also require the Company to relinquish rights to certain of its technologies that the Company would otherwise develop itself.

Foreign Exchange and Inflation

Financial risk is the risk to the Company’s results of operations that arise from fluctuations in interest rates and foreign exchange rates and the degree of volatility of these rates. The Company is subject to foreign exchange risk as substantially all its revenues are denominated in U.S. dollars. The Company mitigates foreign exchange risk as it maintains U.S. dollar bank accounts that are used to pay for expenses in U.S. dollars. Interest rate risk arises due to the Company’s cash and cash equivalents being invested in variable rate securities and the Company’s loans having fixed and variable interest rates.

MATERIAL COMMITMENTS AND CONTRACTUAL OBLIGATIONS

As at March 31, 2005, the Company had the following commitments and contractual obligations.

Commitments and Obligations	Total	< 1 Year	1 – 3 Years	4 – 5 Years	> 5 Years
UBC License Fee	$84,000	$10,050	$31,500	$21,000	$21,000
Equipment Purchase Order	$276,000	$276,000	-	-	-

OFF BALANCE SHEET ARRANGEMENTS

The Company does not have any material off balance sheet arrangements requiring disclosure.

OUTSTANDING SHARE CAPITAL

As at March 31, 2005 there were 67,619,472 common shares issued and outstanding, 8,020,250 common shares issuable upon the exercise of outstanding stock options at a weighted-average exercise price of $0.61 per share, 845,213 common shares reserved for future grant or issuance under the Company’s stock option plan and 6,335,917 common shares issuable upon the exercise of outstanding warrants at a weighted average exercise price of $1.19 per share.

TRANSACTIONS WITH RELATED PARTIES

During the quarter the Company paid a director, Mr. Stephen Holmes, $3,000 for services in his capacity as Chairman of the Board of Directors.

The Company has entered into a strategic consulting services agreement with a company controlled by a director. Pursuant to the terms of the agreement, the Company is required to pay a monthly fee of US$5,000, expiring June 30, 2005. During the first quarter of 2005, the Company paid $18,384 for strategic consulting services compared to $26,280 for the same period in 2004. The Company has no other standard arrangement pursuant to which directors are paid a fee by the Company for their services except for the granting from time to time of incentive stock options in their capacity as directors of the Company. During the first quarter of 2005, the Company granted incentive stock options of 150,000 common shares to directors.

CRITICAL ACCOUNTING POLICIES AND ESTIMATES

The Company’s significant accounting policies are disclosed in Note 2 to the audited consolidated financial statements as at December 31, 2004. The Company believes that the significant accounting policies disclosed in its year-end financials are critical in fully understanding and evaluating its reported interim and annual financial results. Additional information relating to the Company, including its fiscal 2004 audited consolidated financial statements, is available by accessing the SEDAR website at www.sedar.com

CHANGES IN ACCOUNTING POLICIES INCLUDING INITIAL ADOPTION

The Company has elected to prospectively adopt the recommendations of the Canadian Institute of Chartered Accountants (the “CICA”) Handbook section 3870, Stock-Based Compensation and Other Stock-Based Payments, for awards granted under its stock option plan to executive officers, directors and employees, effective January 1, 2003. The Company had adopted the recommendations, as required, for awards granted under its stock option plan to non-employees. This standard and the amendments require that all stock-based awards be measured and recognized using a fair value based method. The fair value of stock options is estimated at the date of grant using the Black-Scholes Option pricing model and is amortized over the vesting terms of the stock options.

The Company was permitted to and elected to prospectively apply the fair value based method of accounting for stock based stock options granted to employees, officers and directors effective January 1, 2003. Previously, no compensation expense was recorded for stock-based compensation awards to employees, officers and directors. The adoption of the new recommendations resulted in an additional benefit expense of $82,000 in 2003 when the effect of the fair value method on employee options was disclosed but not required to be recorded in financial statements.

FINANCIAL INSTRUMENTS

Certain of the Company’s financial instruments, including cash equivalents, accounts and amounts receivable, accounts payable, demand loans payable and loans payable to shareholders and directors, the carrying amounts approximate fair values due to their short term nature.

The Company performs ongoing credit checks on its customers and requires orders to be prepaid by certain customers. As at March 31, 2005, five [2004 - four] customers represent 82% [2004 - 72%] of the trade receivables balance.

Financial risk is the risk to the Company’s results of operations that arise from fluctuations in interest rates and foreign exchange rates and the degree of volatility of these rates. The Company is subject to foreign exchange risk given that approximately 88% of total revenues for the year ended March 31, 2005 were received in U.S. dollars. The Company minimizes this risk by maintaining a U.S. dollar account for all U.S. sales revenues and expenditures, thereby minimizing currency exchange. Fluctuating foreign exchange rates are reflected in the line of credit available to the Company, however, the balance outstanding on the line of credit is not subject to foreign exchange adjustments.

Interest rate risk arises due to the Company’s cash and cash equivalents being invested in variable rate securities.